SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

DOVER MOTORSPORTS, INC.

(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174 10 7 (Common Stock)

260174DM (Class A Common Stock)

(CUSIP Number of Class of Securities)

Klaus M. Belohoubek

Senior Vice President – General Counsel

Dover Motorsports, Inc.

3505 Silverside Road

Plaza Centre Building, Suite 203

Wilmington, DE 19810

(302) 475-6756

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Bagley

Senior Vice President – Finance

and Chief Financial Officer

Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(302) 857-3745

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee
$28,206,927	$3,320.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,029,562 outstanding shares of Common Stock and Class A Common Stock, are being purchased at the tender offer price of $7.00 per share.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,320
Form or Registration No.:	Schedule TO
Filing Party:	Dover Motorsports, Inc.
Date Filed:	August 10, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 10, 2005 (as amended by Amendment No. 1 filed on August 19, 2005, the “Schedule TO”) by Dover Motorsports, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 1,706,543 shares of the Company’s common stock par value $0.10 per share (the “Common Stock”), and 2,323,019 shares of the Company’s Class A common stock, par value $0.10 per share (the “Class A Common Stock”), including the associated stock purchase rights (together, the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price per share of $7.00, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 10, 2005 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

On September 9, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 P.M. New York City time, on September 8, 2005. A copy of this press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release issued by the Company on September 9, 2005 (announcing preliminary results of tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER MOTORSPORTS, INC.

By:	/s/ Denis McGlynn
Denis McGlynn
President and Chief Executive Officer

Dated: September 9, 2005